Via Facsimile and U.S. Mail
Mail Stop 6010

January 29, 2007

George Culmer
Chief Financial Officer
Royal & Sun Alliance Insurance Group plc
9th Floor, One Plantation Place
30 Fenchurch Street
London, EC3M 3BD
England

> **Re:** **Royal & Sun Alliance Insurance Group plc**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed June 6, 2006**
> **File No. 001-15146**

Dear Mr. Culmer:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant